SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Quarterly Information (ITR)

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2023

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

June 30, 2023

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (“SAC”)	8
Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)	9
Statement of the Executive Officers on the Independent Auditors’ Review Report	10
Independent Auditor’s Review Report on the Quarterly Information (ITR)	11

Balance Sheets	13
Income Statement	15
Comprehensive Income Statements	17
Statements of Changes in Shareholders’ Equity	18
Cash Flows Statements	19
Value Added Statements	21
Notes to the Parent Company and Consolidated Quarterly Information (ITR)	22

Comments on the Performance

For the second quarter, GOL increased in its supply (ASK) by 14% year-over-year, equivalent to nearly 91% of 2Q19 capacity. Combined with increased productivity and higher ancillary revenues, the Company recorded EBITDA margin of 22.8%, which was achieved in a period which is seasonally the weakest quarter of the year.

“We remain committed to maintaining the lowest level of unit costs in the industry. Deployment of our operating fleet remained at a high level reaching approximately 11 hours per day, an increase of 5.9% compared to 2Q22. As capacity grows and the entire fleet resumes operations, we expect that with our low-cost discipline and the commitment of our Team of Eagles to deliver the best Customer satisfaction, we will even further strengthen GOL’s competitive advantage in the market,” added Celso Ferrer.

Confirmed New Level of Revenues and Sales

The Company’s 2Q23 net revenue increased 28% year-over-year to R$4.1 billion, the highest level of 2Q revenue in its history, with important advances in the Smiles and Gollog businesses. This record revenue was driven by continued broad-based strength in demand. The Company also achieved nearly R$5.1 billion in sales volume, primarily driven by leisure traveler demand.

Several initiatives contributed to a significant 12.2% increase in RASK (revenue per available seat kilometer) and a 9.5% increase in yield compared to 2Q22.

“Our discipline in yield management allowed us to reach a continuous quarter over quarter increase in unit revenue. These results were achieved through our capacity discipline and seat inventory management, besides our continuous investments in tools and technologies for fare and inventory management. Our digital channels delivered an enhanced experience for our Customers and helped enable the sale of additional services that added further value to the air travel experience,” said Eduardo Bernardes, Chief Revenue Officer.

Cost Performance and Capacity Management

In meeting the ongoing growth in demand, GOL continues its focus on sustainable growth and on diversification with the opening of new bases in the regional market. The Company’s load factor increased to 76.9%, 0.3 percentage point above 2Q22.

GOL expanded its supply (ASKs) by 14.0% over 2Q22, reaching around 91% of its 2Q19 capacity and surpassing 100% on select dates. Compared to 1Q23, a seasonally stronger quarter, ASKs reduced by approximately 8%. Aircraft utilization reached 10.8 hours per day, a testament to the Company’s focus on increasing productivity and further reducing unit cost. In the international market, the Company continued to grow its supply at a stronger pace (73.1% versus 2Q22), reaching around 63% of its 2Q19 capacity.

The number of departures increased by approximately 20% versus 2Q22, due mainly to a network redesign and the opening of regional markets. The cities of Ribeirão Preto and São José do Rio Preto, São Paulo, started to receive GOL’s Boeing 737s, which connected Customers to diverse national destinations such as Rio de Janeiro, Salvador, Curitiba and Brasília.

Unit cost (CASK) excluding the cargo fleet reached 34.89 cents (R$), around 3% lower than the previous quarter, even with ASKs lower by 8%. The reduction in the cost of jet fuel in the period helped reduce the quarter’s unit cost. The unit cost excluding fuel (CASK Ex-Fuel) and the cargo fleet reached 21.69 cents (R$), which was approximately 1.5% lower than 2Q22 and 7.2% higher than 1Q23, even with an 8% reduction in supply over the same period.

2

Smiles and Gollog Continue to Leverage Value

Smiles Viagens, our new tour operator, was launched in the second quarter. Created to capture synergies between GOL and Smiles, it enables the offer of complete packages to the B2C market with a unique online sales experience for both national and international destinations. Later this year, Smiles Viagens will also begin serving the B2B market, thereby expanding its reach to travel agents and other distribution channels, as well as strengthening partnerships with agencies, hotels and OTAs.

In 2Q23, the Company maintained the high growth rate of its cargo and loyalty businesses, both in billings and revenue. Billings from these businesses was R$1.4 billion, while GOL’s ancillary revenue grew by 72.7% in the same period.

Smiles, the largest loyalty program in the country, achieved billing growth of 21.6% versus 2Q22, reaching levels in excess of R$1.2 billion. Smiles achieved a 10% growth in its clients membership base and has about eight million more members compared to its closest competitor.

Gollog, the cargo business, more than doubled its quarterly gross revenue to R$247 million y-o-y. During 2Q23, the Company added one Boeing 737 freighter aircraft to its fleet, reaching a total of four, as part of the exclusive agreement with Mercado Livre for cargo transportation. Total cargo aircraft is expected to reach six by the end of the year and further expand to 12 cargo aircraft in the future.

“We continue to capture synergies from the reincorporation of Smiles at an accelerated pace. In less than two years, Smiles has in effect doubled its revenue compared to the pre-pandemic period. Now, with Smiles Viagens in operation, we envision even greater potential to add to our ancillary revenues as GOL continues to strengthen” said Carla Fonseca, Director of Customer Experience and President of Smiles.

Customer Experience and Loyalty

Smiles expanded its customer base by more than 8% to 21.8 million compared to the 2Q22, demonstrating the high value that is being generated from the combination of the loyalty business with the operating airline in 2021.

The Company focused on several important initiatives and investments, including the expansion of its network and the entry into new regional markets, plus improvements in its digital channels, and the continuous evolution of its cargo (Gollog) and loyalty (Smiles) businesses.

GOL was recognized as the Best Airline in South America (APEX Passenger Choice Award 2023), which demonstrates the dedication and hard work of the Team of Eagles in exceeding passenger expectations. It also reflects the Company’s continued commitment to Being First for All by providing exceptional service, overall flight quality and a unique Customer experience. Through its dedication to providing safe, comfortable and efficient flights, GOL remains the leader in the sector, establishing a standard of excellence that elevates the aviation industry in the region.

Fleet Plan Update

During 2Q23, as part of the fleet transformation plan, the Company returned two Boeing 737-NG aircraft, which reduced the idleness of the fleet, and received one new Boeing 737-NG cargo aircraft into operations. As of June 30, 2023, GOL had a fleet of 143 Boeing 737 aircraft, of which 38 are MAX 8s, 101 are NGs and four are 800BCF freighters.

GOL continues to pioneer in liability management. In December 2022, the Company successfully placed a secured debt instrument to address liabilities with lessors, which was further expanded with two retaps in 2023. GOL also recently completed a major debt restructuring, led by the Abra Group, where US$1.1 billion face value of debt was repurchased. “The ongoing restructuring of our aircraft leases is expected to enable a long-term increase in free cash flow, while also continuing to honor our commitments and partnerships,” concluded Mario Liao, Chief Financial Officer.

3

ESG Developments

#MyFlightOffsets is an important and innovative means for Customers to achieve voluntary carbon neutralization. GOL offers carbon offsetting when tickets are purchased on the Company’s website. Since the launch of the partnership with MOSS in 2Q21, over 14 thousand tons of CO2 have already been offset, equivalent to the preservation of more than 3,600 hectares of forests.

In May, the ANAC authorized GOL to use Digital Navigation on board the aircraft, which will further contribute to current initiatives that save on paper and fuel consumption. Since the beginning of the Paperless Project, in 2018, the Company estimates savings of 41.5 million sheets of paper and 48.9 million liters of aviation kerosene.

GOL created affinity groups to intensify and broaden the debate on diversity and inclusion, in addition to intensifying the training program for the entire Team of Eagles.

The Company also initiated a Demographic Census in order to increase the knowledge and understanding of its Employees with the goal of strengthening the values of the Team of Eagles and the GOL culture of being simple, human and intelligent.

4

Operational and Financial Indicators

Traffic Data - GOL (in million)	2Q23	2Q22	% Var.
RPK GOL – Total	7,904	6,967	13.4%
RPK GOL – Domestic	7,160	6,457	10.9%
RPK GOL – Foreign Market	745	510	46.1%
ASK GOL – Total	10,284	9,021	14.0%
ASK GOL – Domestic	9,265	8,432	9.9%
ASK GOL – Foreign Market	1,018	589	72.8%
GOL Load Factor – Total	76.9%	77.2%	(0.3 p.p.)
GOL Load Factor – Domestic	77.3%	76.6%	0.7 p.p.
GOL Load Factor – Foreign Market	73.1%	86.7%	-13.6 p.p.
Operating Data	2Q23	2Q22	% Var.
Revenue Passengers - Pax on Board ('000)	7,008	5,847	19.9%
Aircraft Utilization (Block Hours/Day)	10.8	10.2	5.9%
Departures	54,570	45,538	19.8%
Total Seats (‘000)	9,513	8,024	18.6%
Average Stage Length (km)	1,067	1,124	(5.1%)
Fuel Consumption in the Period (mm liters)	289	245	18.0%
Full-Time Employees (at period end)	13,835	14,290	(3.2%)
Average Operating Fleet(4)	109	98	11.2%
On-Time Departures	92.3%	94.7%	(2.4 p.p.)
Flight Completion	98.5%	99.4%	(0.9 p.p.)
Passenger Complaints (per 1,000 pax)	0.93	2.42	(61.6%)
Lost Baggage (per 1,000 pax)	2.32	2.25	3.1%
Financial Data	2Q23	2Q22	% Var.
Net YIELD (R$ cents)	47.07	43.00	9.5%
Net PRASK (R$ cents)	36.18	33.21	8.9%
Net RASK (R$ cents)	40.32	35.94	12.2%
CASK (R$ cents)	35.09	38.07	(7.9%)
CASK Ex-Fuel (R$ cents)	21.89	22.01	(0.5%)
Adjusted CASK (R$ cents) (5)	34.89	38.07	(8.4%)
Adjusted ex-fuel CASK (R$ cents) (5)	21.69	22.01	(1.5%)
Breakeven Load Factor (Ex-Non Recurring Expenses)	66.9%	76.0%	(9.1 p.p.)
Average Exchange Rate(1)	4.95	4.92	0.6%
End of Period Exchange Rate(1)	4.97	5.24	(5.1%)
WTI (Average per Barrel, US$)(2)	73.80	108.41	(31.9%)
Fuel Price per Liter (R$) (3)	4.69	6.03	(22.2%)
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.60	1.03	(41.7%)

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liters credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes costs related to the freighter operations.

Domestic Market

Demand in the domestic market reached 7,160 million RPK, an increase of 10.9% compared to 2Q22.

Supply in the domestic market reached 9,265 million ASK, representing an increase of 9.9% compared to 2Q22.

Load factor was 77.3% and the Company transported approximately 6.7 million Customers in 2Q23, an increase of 15.1% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1,018 million and the demand (in RPK) was 745 million.

During this period GOL transported approximately 281,000 passengers in this market.

Volume of Departures and Total Seats

In 2Q23 the Company’s total volume of takeoffs was 54,570, representing an increase of 19.8% compared to 2Q22. The total number of seats available in the market was 9.5 million, representing an increase of 18.6% compared to the same period in 2022.

5

PRASK, RASK and Yield

Net PRASK in 2Q23 was 8.9% higher compared to 2Q22, reaching 36.18 cents (R$). The Company's net RASK was 40.32 cents (R$), representing an increase of 12.2% compared to the same period of the previous year. Net yield recorded in 2Q23 was 47.07 cents (R$), resulting in an increase of 9.5% compared to 2Q22.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's advances efficient capacity management and pricing.

Fleet

At the end of 2Q23, GOL’s total fleet was 143 Boeing 737 aircraft, of which 101 were NGs, 38 were MAXs and 4 were Cargo NGs. The Company’s fleet is 100% composed of narrowbodies, with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at End of Period	2Q23	2Q22	Var.	1Q23	Var.
Boeing 737	143	144	2	144	-2
737-700 NG	19	21	-2	19	0
737-800 NG	82	89	-9	84	-4
737-800 NG Freighters	4	0	5	3	2
737-MAX 8	38	34	4	38	0

6

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor). acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas. a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea. traded on the London Stock Exchange. serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash. financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight. plus taxi time.
•	LESSOR: The party renting a property or other asset to another party. the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case. flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back. enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

7

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and six-month periods ended on June 30, 2023. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Ernst & Young Auditores Independentes S/S Ltda., and the information and explanations we have received during the quarter, we conclude that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, July 26, 2023.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Marcela de Paiva Bomfim Teixeira

Member of the Statutory Audit Committee

Philipp Schiemer

Member of the Statutory Audit Committee

8

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under CVM Instruction 80/2022, the executive officers state that they have discussed, reviewed and agreed with the parent company and consolidated quarterly information (ITR) for the three-month and six-month periods ended on June 30, 2023.

São Paulo, July 26, 2023.

Celso Guimarães Ferrer Junior

Chief Executive Officer

Mario Tsuwei Liao

Chief Financial Officer, and Investor Relations Officer

9

Statement of the Executive Officers on the Independent Auditors’ Review Report

Under CVM Instruction 80/2022, the Executive Board states that it has discussed, reviewed and agreed with the conclusion of the review report from the independent auditor, Ernst & Young Auditores Independentes S/S Ltda., on the parent company and consolidated quarterly information (ITR) for the three-month and six-months periods ended on June 30, 2023.

São Paulo, July 26, 2023.

Celso Guimarães Ferrer Junior

Chief Executive Officer

Mario Tsuwei Liao

Chief Financial Officer, and Investor Relations Officer

10

A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS)

Independent auditor’s review report on quarterly information

To the

Management and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) for the quarter ended June 30, 2023, comprising the statement of financial position as of June 30, 2023 and the related statements of profit or loss and of comprehensive income (loss) for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

11

Material uncertainty related to the Company`s ability to continue as a going concern

We draw attention to note 1.2 to the individual and consolidated interim financial information, which states that, according to the individual and consolidated statement of financial position as of June 30, 2023, the Company presented negative shareholders’ equity of R$20,415 million, as well as an excess of current liabilities over current assets, individual and consolidated, by R$581 million and R$10,819 million, respectively. As disclosed in note 1.2, these events or conditions, together with other matters described in note 1.2, indicate the existence of a material uncertainty about the Company’s ability to continue as a going concern. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information include the individual and consolidated statement of value added (SVA) for the six-month period ended June 30, 2023, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, July 26, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Original report in Portuguese signed by

Bruno Mattar Galvão
Accountant CRC SP-267770/O

12

Balance Sheets June 30, 2023 and December 31, 2022 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Assets	Note	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Current
Cash and Cash Equivalents	6	154,751	179	253,118	169,035
Financial Investments	7	4,444	4,814	419,292	404,113
Trade Receivables	8	-	-	841,242	887,734
Inventories	9	-	-	392,034	438,865
Deposits	10	-	-	312,178	380,267
Advances to Suppliers and Third Parties	11	33,306	36,996	338,862	302,658
Taxes to Recover	12	4,277	3,975	131,272	195,175
Rights from Derivative Transactions	33.2	-	-	4,069	16,250
Other Credits		66,547	63,858	248,716	199,446
Total Current		263,325	109,822	2,940,783	2,993,543

Non-current
Financial Investments	7	-	1	41,184	19,305
Deposits	10	46,207	45,042	2,199,306	2,279,503
Advances to Suppliers and Third Parties	11	-	-	89,192	49,698
Taxes to Recover	12	13,276	12,925	29,689	53,107
Rights from Derivative Transactions	33.2	16,769	7,002	16,789	13,006
Deferred Taxes	13	75,683	76,907	75,859	77,251
Other Credits		14	17	25,651	33,187
Credits with Related Companies	28.1	7,087,413	7,084,848	-	-
Property, Plant & Equipment	14	416,348	416,348	9,137,197	9,588,696
Intangible Assets	15	-	-	1,891,386	1,862,989
Total Non-Current		7,655,710	7,643,090	13,506,253	13,976,742

Total		7,919,035	7,752,912	16,447,036	16,970,285

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

13

Balance Sheets June 30, 2023 and December 31, 2022 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Current
Loans and Financing	16	485,623	274,733	1,449,338	1,126,629
Leases to Pay	17	-	-	1,745,419	1,948,258
Suppliers	18	48,964	41,520	2,258,893	2,274,503
Suppliers - Forfaiting	19	-	-	19,955	29,941
Salaries, Wages and Benefits		46	132	582,076	600,451
Taxes Payable	20	651	478	195,767	258,811
Landing Fees		-	-	1,369,509	1,173,158
Advance Ticket Sales	21	-	-	3,236,211	3,502,556
Mileage Program	22	-	-	1,578,493	1,576,849
Advances from Customers		-	-	463,575	354,904
Provisions	23	-	-	516,563	634,820
Derivatives Liabilities	33.2	-	-	2,572	519
Other Liabilities		308,964	337,612	341,061	379,848
Total Current		844,248	654,475	13,759,432	13,861,247

Non-Current
Loans and Financing	16	10,546,853	10,149,073	10,803,389	10,858,262
Leases to Pay	17	-	-	7,919,250	9,258,701
Suppliers	18	-	-	123,461	45,451
Salaries, Wages and Benefits		-	-	459,651	285,736
Taxes Payable	20	-	-	271,548	265,112
Landing Fees		-	-	183,301	218,459
Mileage Program	22	-	-	197,730	292,455
Provisions	23	-	-	2,784,910	2,894,983
Derivatives Liabilities	33.2	-	-	-	17
Deferred Taxes	13	-	-	15,339	36,354
Obligations to Related Parties	28.1	137,716	145,434	-	-
Provision for Investment Losses	24	16,532,244	17,910,984	-	-
Other Liabilities		273,276	251,761	344,327	312,323
Total Non-Current		27,490,089	28,457,252	23,102,906	24,467,853

Shareholders’ Equity
Share Capital	25.1	4,040,397	4,040,397	4,040,397	4,040,397
Treasury Shares	25.2	(19,002)	(38,910)	(19,002)	(38,910)
Capital Reserve		765,142	1,178,568	765,142	1,178,568
Equity Valuation Adjustments		(609,272)	(770,489)	(609,272)	(770,489)
Accumulated Losses		(24,592,567)	(25,768,381)	(24,592,567)	(25,768,381)
Negative Shareholders’ Equity (Deficit)		(20,415,302)	(21,358,815)	(20,415,302)	(21,358,815)

Total		7,919,035	7,752,912	16,447,036	16,970,285

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

14

Income Statement Three-month and six-month periods ending on June 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended on		Six-month period ended on
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating Revenues (Expenses)
Selling Expenses	30	(261)	(286)	(261)	(286)
Administrative Expenses	30	(34,341)	(15,082)	(53,227)	(31,187)
Other Revenues and Expenses, Net	30	280	(186)	1,610	64,079
Total Operating Expenses		(34,322)	(15,554)	(51,878)	32,606

Equity Income	24	718,059	(2,342,793)	1,210,027	(237,493)

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes		683,737	(2,358,347)	1,158,149	(204,887)

Financial Income (Expenses)
Financial Revenues	31	20,438	51,455	306,171	95,256
Financial Expenses	31	(402,112)	(201,642)	(675,713)	(416,273)
Derivative Financial Instruments	31	8,828	36,526	20,100	33,560
Financial Revenues (Expenses), Net		(372,846)	(113,661)	(349,442)	(287,457)

Income (Loss) before Monetary and Exchange Rate Variation		310,891	(2,472,008)	808,707	(492,344)

Monetary and Foreign Exchange Rate Variations, Net	31	245,855	(380,135)	368,331	252,914

Income (Loss) before Income Tax and Social Contribution		556,746	(2,852,143)	1,177,038	(239,430)

Income Tax and Social Contribution
Deferred		(457)	1,044	(1,224)	(4,084)
Total Income Tax and Social Contribution	13	(457)	1,044	(1,224)	(4,084)

Net Income (Loss) for the Period		556,289	(2,851,099)	1,175,814	(243,514)

Basic Earnings (Loss)	26
Per Common Share		0.038	(0.200)	0.080	(0.017)
Per Preferred Share		1.331	(7.041)	2.813	(0.609)

Diluted Earnings (Loss)	26
Per Common Share		0.038	(0.200)	0.080	(0.017)
Per Preferred Share		1.328	(7.041)	2.807	(0.609)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

15

Income Statement Three-month and six-month periods ending on June 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended on		Six-month period ended on
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net Revenue
Passenger Transportation		3,720,289	2,995,692	8,256,901	6,007,494
Cargo and Others		425,637	246,363	809,219	455,013
Total Net Revenue	29	4,145,926	3,242,055	9,066,120	6,462,507

Cost of Services	30	(3,000,941)	(2,718,158)	(6,514,853)	(5,331,659)
Gross Profit (Loss)		1,144,985	523,897	2,551,267	1,130,848

Operating Revenues (Expenses)
Selling Expenses	30	(267,411)	(310,251)	(575,210)	(537,375)
Administrative Expenses	30	(535,039)	(303,328)	(932,781)	(668,776)
Other Revenues and Expenses, Net	30	194,669	(102,232)	290,423	(39,470)
Total Operating Expenses		(607,781)	(715,811)	(1,217,568)	(1,245,621)

Income (Loss) before Financial Income (Expenses) and Income Taxes		537,204	(191,914)	1,333,699	(114,773)

Financial Income (Expenses)
Financial Revenues	31	1,896	31,104	281,613	49,360
Financial Expenses	31	(964,760)	(822,701)	(1,919,012)	(1,579,309)
Derivative Financial Instruments	31	(2,865)	39,149	(4,456)	33,483
Financial Revenues (Expenses), Net		(965,729)	(752,448)	(1,641,855)	(1,496,466)

Loss before Monetary and Exchange Rate Variation		(428,525)	(944,362)	(308,156)	(1,611,239)

Monetary and Foreign Exchange Rate Variations, Net	31	963,124	(2,024,113)	1,479,938	1,380,769

Income (Loss) before Income Tax and Social Contribution		534,599	(2,968,475)	1,171,782	(230,470)

Income Tax and Social Contribution
Current		(7,527)	121,889	(15,707)	(3,087)
Deferred		29,217	(4,513)	19,739	(9,957)
Total Income Tax and Social Contribution	13	21,690	117,376	4,032	(13,044)

Net Income (Loss) for the Period		556,289	(2,851,099)	1,175,814	(243,514)

Basic Earnings (Loss)	26
Per Common Share		0.038	(0.200)	0.080	(0.017)
Per Preferred Share		1.331	(7.041)	2.813	(0.609)

Diluted Earnings (Loss)	26
Per Common Share		0.038	(0.200)	0.080	(0.017)
Per Preferred Share		1.328	(7.041)	2.807	(0.609)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Comprehensive Income Statements Three-month and six-month periods ended on June 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company and Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net Income (Loss) for the Period	556,289	(2,851,099)	1,175,814	(243,514)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	82,468	(139,549)	165,281	174,620
Cumulative Translation Adjustment from Subsidiaries	3,075	(94)	(4,064)	(871)
	85,543	(139,643)	161,217	173,749

Total Comprehensive Income (Expenses) for the Period	641,832	(2,990,742)	1,337,031	(69,765)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

17

Statements of Changes in Shareholders’ Equity Periods ended on June 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

				Capital Reserves			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects from Changes in the Equity Interest	Accumulated Losses	Total
Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	174,620	-	(871)	-	-	173,749
Loss for the Period	-	-	-	-	-	-	-	-	-	-	(243,514)	(243,514)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	174,620	-	(871)	-	(243,514)	(69,765)
Stock Option	-	-	-	-	-	9,461	-	-	-	-	-	9,461
Capital Increase due to Stock Options Exercised	694	588	-	-	-	-	-	-	-	-	-	1,282
Capital Increase	-	-	-	946,308	-	-	-	-	-	-	-	946,308
Transfer of Treasury Shares	-	-	2,000	(1,094)	-	(906)	-	-	-	-	-	-
Balances on June 30, 2022	4,039,806	591	(39,514)	956,234	83,229	123,017	(744,181)	14,855	161	(150,168)	(24,450,422)	(20,166,392)

Balances on December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	165,281	-	(4,064)	-	-	161,217
Net Income for the Period	-	-	-	-	-	-	-	-	-	-	1,175,814	1,175,814
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	165,281	-	(4,064)	-	1,175,814	1,337,031
Stock Option	-	-	-	-	-	7,496	-	-	-	-	-	7,496
Fair Value Result in Transaction with Controlling Shareholder (Note 16.1.4)	-	-	-	(401,014)	-	-	-	-	-	-	-	(401,014)
Transfer of Treasury Shares	-	-	19,908	(16,228)	-	(3,680)	-	-	-	-	-	-
Balances on June 30, 2023	4,040,397	-	(19,002)	538,502	83,229	143,411	(448,072)	(2,659)	(8,373)	(150,168)	(24,592,567)	(20,415,302)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

18

Cash Flow Statements Periods ended on June 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Income (Loss) for the Period	1,175,814	(243,514)	1,175,814	(243,514)
Adjustments to Reconcile the Income (Loss) to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	448,948	527,393
Depreciation and Amortization – Others	-	-	357,869	297,405
Allowance for Expected Loss on Trade Receivables	-	-	(2,481)	(735)
Provisions for Inventory Obsolescence	-	-	350	426
Provision for Impairment of Deposits	-	-	-	6,284
Provision for Losses on Advance to Suppliers and Third Parties	-	-	-	(149)
Adjustment to Present Value of Provision	-	-	96,982	95,078
Deferred Taxes	1,224	4,084	(19,739)	9,957
Equity Pickup	(1,210,027)	237,493	-	-
Write-off of Property, Plant & Equipment and Intangible Assets	-	-	20,887	4,454
Sale-Leaseback	-	(49,156)	(72,327)	(55,491)
Leases Contractual Amendment	-	-	(68,085)	-
Recognition (Reversal) of Provisions	-	-	486,981	214,594
Exchange Rate and Cash Changes, Net	(373,483)	(252,297)	(1,566,562)	(1,373,761)
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	650,007	331,528	1,390,571	1,115,439
Discount on Bond Repurchase	(183,082)	-	(183,082)	-
Derivatives Financial Instruments Recognized in Income (Loss)	(20,100)	(33,560)	92,094	13,876
Share-Based Compensation	-	-	7,496	9,461
Other Provisions	-	-	(12,363)	(2,737)
Adjusted Net Income (Expenses)	40,353	(5,422)	2,153,353	617,980

Changes in Operating Assets and Liabilities:
Financial Investments	371	12,229	(113,368)	(18,863)
Trade Receivables	-	-	45,259	(245,010)
Inventories	-	-	46,481	(99,559)
Deposits	(1,165)	(2,486)	50,840	(208,759)
Advance to Suppliers and Third Parties	3,690	(1,173)	(56,308)	(75,239)
Taxes to Recover	(653)	(2,181)	87,321	7,747
Variable Leases	-	-	4,713	(533)
Suppliers	(87,734)	(42,264)	7,334	24,594
Suppliers – Forfaiting	-	-	(9,986)	7,267
Salaries, Wages and Benefits	(86)	111	155,540	255,687
Taxes Payable	173	474	(56,608)	180,841
Landing Fees	-	-	161,193	111,681
Advance Ticket Sales	-	-	(266,345)	980,823
Mileage program	-	-	(93,081)	44,114
Advances from Customers	-	-	60,902	(194,525)
Provisions	-	-	(619,311)	(139,540)
Derivatives	-	-	(1,462)	(54,189)
Other Credits (Liabilities), Net	(9,818)	2,937	(48,517)	2,575
Interest Paid	(358,377)	(327,891)	(520,690)	(475,755)
Income Tax and Social Contribution Paid	-	-	-	(444)
Net Cash (Used in) from Operating Activities	(413,246)	(365,666)	987,260	720,893

19

Cash Flow Statements Periods ended on June 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Loans to Related Parties	(336,745)	236,657	-	-
Prepayment for Future Capital Increase in a Subsidiary	-	(896,566)	-	-
Advance for Property, Plant & Equipment Acquisition, Net	-	(53,676)	-	(106,958)
Acquisition of Property, Plant & Equipment	-	-	(339,980)	(345,445)
Sale-Leaseback Transactions Received	-	69,819	232	69,819
Acquisition of Intangible Assets	-	-	(70,881)	(69,645)
Net Cash Flows (Used in) from Investment Activities	(336,745)	(643,766)	(410,629)	(452,229)

Funding of Borrowings	959,495	-	959,495	-
Loan Payments	(53,472)	-	(249,385)	(166,443)
Lease Payments - Aircraft	-	-	(1,141,763)	(1,116,697)
Lease Payments - Others	-	-	(22,097)	(25,235)
Loans from Related Parties	5,389	99,729	-	-
Capital Increase	-	946,308	-	946,308
Shares to Issue	-	1,282	-	1,282
Net Cash Flows (Used in) from Financing Activities	911,412	1,047,319	(453,750)	(360,785)

Foreign Exchange Variation on Cash Held in Foreign Currencies	(6,849)	12,826	(38,798)	(71)

Net Increase (Decrease) in Cash and Cash Equivalents	154,572	50,713	84,083	(92,192)

Cash and Cash Equivalents at the Beginning of the Fiscal Year	179	210,941	169,035	486,258
Cash and Cash Equivalents at the End of the Period	154,751	261,654	253,118	394,066

Transactions that do not affect cash are presented in Note 34 of this Quarterly Information.

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

20

Statement of Value Added Periods ended on June 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues
Passenger, Cargo, and Other Transportation	-	-	9,137,318	6,715,813
Other Operating Revenues	1,800	50,133	419,283	111,509
Allowance for Expected Loss on Trade Receivables	-	-	2,481	735
	1,800	50,133	9,559,082	6,828,057
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(3,129,429)	(2,731,761)
Materials, Energy, Third-Party Services, and Others	(51,226)	(15,191)	(2,520,287)	(1,660,867)
Aircraft Insurance	-	-	(23,247)	(22,344)
Sales and Marketing	(261)	(285)	(422,909)	(412,260)
Gross Added Value	(49,687)	34,657	3,463,210	2,000,825

Depreciation - Aircraft Right of Use	-	-	(448,948)	(527,393)
Depreciation and Amortization - Others	-	-	(357,869)	(297,405)
Net Added Value Produced by the Company	(49,687)	34,657	2,656,393	1,176,027

Added Value Received on Transfers
Equity Income	1,210,027	(237,493)	-	-
Derivative Financial Instruments	20,100	33,560	(4,456)	33,483
Financial Revenue	323,571	104,260	303,615	67,929
Total Value Added (Distributed) to Distribute	1,504,011	(65,016)	2,955,552	1,277,439

Distribution of Value Added:
Direct Compensation	1,906	1,623	808,924	737,647
Benefits	-	-	107,846	110,182
FGTS	-	-	67,366	61,902
Personnel	1,906	1,623	984,136	909,731

Federal	2,441	7,668	257,087	361,097
State	-	-	18,821	9,839
Municipal	-	-	1,207	464
Taxes, Fees, and Contributions	2,441	7,668	277,115	371,400

Interest and Exchange Rate Change - Aircraft Leases	-	-	(150,185)	(99,228)
Interest and Exchange Rate Change - Others	323,843	169,166	516,200	181,082
Rents	-	-	77,676	43,018
Others	7	41	74,796	114,950
Third-Party Capital Compensation	323,850	169,207	518,487	239,822

Net Income (Loss) for the Period	1,175,814	(243,514)	1,175,814	(243,514)
Shareholders’ Equity Compensation	1,175,814	(243,514)	1,175,814	(243,514)

Total Value Added Distributed (to Distribute)	1,504,011	(65,016)	2,955,552	1,277,439

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on June 30, 2023, is shown below:

22

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's equity interest in the capital stock of its subsidiaries, on June 30, 2023, is presented below:

Entity	Incorporation Date	Location	Principal Activity	Type of Control	% of Interest in the share capital
					Jun 30, 23	Dec 31, 22
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Fidelidade	February 6, 2023	Brazil	Loyalty program	Indirect	100.00	-
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are presented in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Fidelidade, incorporated in February 2023 and pre-operational as of June 30, 2023, has as purpose the development and management of a customer loyalty program, whether own or third-party; the sale of rights to redeem prizes within the scope of the customer loyalty program; and provide general tourism services, among others.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in that country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of these funds.

1.2.	Capital Structure and Net Current Capital

On June 30, 2023, the Company’s negative individual and consolidated net working capital reached R$580,923 and R$10,818,649, respectively (R$544,653 and R$10,867,704 negative on December 31, 2022) and negative shareholders’ equity of R$20,415,302 (negative by R$21,358,815 on December 31, 2022).

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The observed variation is mainly due to the following factors:

•	the Company's operating result for the period, with a 12.3% increase in the supply measured by ASK (available seat kilometers) and a 0.9 percentage point increase in the occupancy rate compared to the same period of the previous year;
•	the Company's profit for the period, mainly impacted by the appreciation of the Brazilian real against the US dollar; and
•	an increase in the Company's total liquidity and gain obtained as a result of a refinancing transaction with Abra Group Limited, described in explanatory note 1.4.

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 94.1% of the indebtedness (loans, financing and leases) is linked to US dollars (“US$”) and 47.1% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken a series of measures to adjust its capital structure and preserve liquidity and efficiency in its cost indicators. During the pandemic, the focus was on adjusting the fleet size to match seat capacity with demand levels, thereby maintaining high occupancy rates while improving productivity and efficiency in fixed costs. By the end of 2022, having almost returned to the same level of capacity and operational fleet size to its pre-pandemic levels, the Company achieved dollar unit costs similar to those prior to the pandemic, mitigating the effects of inflationary cost pressures, currency devaluation, and higher aviation fuel prices. Consumer demand for leisure air travel remains robust, even amidst a slower recovery in corporate demand, which has resulted in a 40% increase in fare levels compared to pre-pandemic levels and occupancy rates above 80%.

During the first 6 months of 2023, the Company completed a capital market transaction with Abra Group, raising up to US$1.4 billion, which provided new capital resources and refinanced approximately 58% of its debts maturing in 2024, 2025, and 2026, extending the average maturity to 2028 by over 3 years. The closest maturity related to ESN 2024 was refinanced by 84% in this transaction. The Company continues to work on improving operational efficiency, increasing profitability, and, together with its fleet transformation process, deleveraging and strengthening its balance sheet.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, the Company’s individual and consolidated quarterly information for the period ended on June 30, 2023, has been prepared on the assumption of a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business, in accordance with the business plan prepared by the Management, reviewed and approved at least annually by the Board of Directors. Therefore, these individual and consolidated quarterly information do not include any adjustments that may result from the inability to continue operating.

1.3.	Cargo and Logistics Services Agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. During the period ended on June 30, 2023, the Company received 2 cargo aircraft, totaling 4 cargo aircraft in operation on this date.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.4.	Agreement between the Controlling Shareholder and Main Investors of Avianca

In May, 2022, the Company announced that its controlling shareholder, MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”), had entered into a Master Contribution Agreement with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”).

Under the terms of the Master Contribution Agreement, MOBI FIA was required to contribute its shares in GOL, and the main investors of Avianca Holding were required to contribute their shares in Avianca Holding to Abra Group Limited (“Abra”), a privately held company, incorporated under the laws of England and Wales. Additionally, the parties agreed to enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra.

GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

1.5.	Acquisition of MAP Transportes Aéreos

In June, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

In December, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled, therefore, on June 30, 2023, there are no impacts on the individual and consolidated Company's Quarterly Information.

MAP may be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments, with the assumption of up to R$100 million in MAP's financial commitments. On June 30, 2023, these conditions have not yet been finalized.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company Quarterly Information were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Parent Company and Consolidated Quarterly Information (ITR) was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified when applicable.

The Parent Company and Consolidated Quarterly Information (ITR) preparation requires the Management to make judgments, use estimates, and adopt assumptions affecting the amounts presented of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in

25

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

When preparing this Parent Company and Consolidated Quarterly Information (ITR), the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2022, as well as the update of relevant information included in the annual financial statements disclosed on March 21, 2023.

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information (ITR) has been prepared based on historical cost, except for the following material items recognized in the statements of financial position:

•	cash, cash equivalents and financial investments measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Quarterly Information (ITR) for the period ended June 30, 2023, has been prepared considering that the Company will continue as a going concern, as per Note 1.2.

3.	Approval of the Parent Company and Consolidated Quarterly Information

The Board of Directors authorized this Parent Company and Consolidated Quarterly Information (ITR) at a Meeting held on July 26, 2023.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2022, released on March 21, 2023.

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

The following amendments to accounting standards became effective for periods beginning after January 1, 2023:

•	Definition of accounting estimates (Amendments to IAS 8);
•	Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2);
•	Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction (Amendments to IAS 12);

These changes did not impact the Company's quarterly information. Additionally, in the period ended June 30, 2023, no new standards or pronouncements were published which are expected to impact the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
4.2.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the transactions' date. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and Foreign Exchange Rate Variation, Net” in the income statement for the period.

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	June 30, 2023	December 31, 2022	June 30, 2023	June 30, 2022
U.S. Dollar	4.8192	5.2177	4.8569	5.0766
Argentinian Peso	0.0188	0.0295	0.0196	0.0455

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Cash and Bank Deposits	154,219	47	234,119	121,660
Cash Equivalents	532	132	18,999	47,375
Total	154,751	179	253,118	169,035

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Domestic Currency
Private Bonds	-	-	28	10
Automatic Investments	532	132	18,947	47,334
Total Domestic Currency	532	132	18,975	47,344

Foreign Currency
Private Bonds	-	-	24	31
Total Foreign Currency	-	-	24	31

Total	532	132	18,999	47,375

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Domestic Currency
Government Bonds	98.7% do CDI	-	-	1,759	3,880
Private Bonds	78.4% do CDI	626	753	277,007	253,386
Investment Funds	78.7% do CDI	3,818	4,062	10,085	10,576
Total Domestic Currency		4,444	4,815	288,851	267,842

Foreign Currency
Investment Funds	6.4%	-	-	171,625	155,576
Total Foreign Currency		-	-	171,625	155,576

Total		4,444	4,815	460,476	423,418

Current		4,444	4,814	419,292	404,113
Non-current		-	1	41,184	19,305

Of the total amount recorded in the parent company and in the consolidated on June 30, 2023, R$4,339 and R$287,307 (R$4,701 and R$266,553 on December 31, 2022), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade Receivables

	Consolidated
	June 30, 2023	December 31, 2022
Domestic Currency
Credit Card Administrators	246,215	287,754
Travel Agencies	349,548	317,487
Cargo Agencies	92,695	45,986
Partner Airlines	12,658	12,465
Others	20,710	31,477
Total Domestic Currency	721,826	695,169

Foreign Currency
Credit Card Administrators	78,030	80,812
Travel Agencies	37,173	83,517
Cargo Agencies	1,358	968
Partner Airlines	17,530	33,075
Others	5,392	16,741
Total Foreign Currency	139,483	215,113

Total Receivables	861,309	910,282

Estimated Losses from Doubtful Accounts	(20,067)	(22,548)

Total	841,242	887,734

28

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for estimated losses from doubtful accounts, is as follows:

	Consolidated
	June 30, 2023	December 31, 2022
To be Due
Until 30 days	623,668	722,923
From 31 to 60 days	58,357	48,923
From 61 to 90 days	63,509	16,681
From 91 to 180 days	39,297	381
From 181 to 360 days	17,012	23,590
Over 360 days	1,559	7
Total to be Due	803,402	812,505

Overdue
Until 30 days	17,227	46,856
From 31 to 60 days	1,545	9,321
From 61 to 90 days	6,978	3,383
From 91 to 180 days	7,384	9,845
From 181 to 360 days	4,668	2,598
Over 360 days	38	3,226
Total Overdue	37,840	75,229

Total	841,242	887,734

The changes in the expected loss on trade receivables are as follows:

Consolidated
June 30, 2023
Balance at the Beginning of the Fiscal Year	(22,548)
(Additions) reversals	2,481
Balance at the End of the Period	(20,067)

9.	Inventories

	Consolidated
	June 30, 2023	December 31, 2022
Consumables	32,269	26,494
Parts and Maintenance Materials	325,980	365,659
Advances to Suppliers	33,785	46,712
Total	392,034	438,865

The changes in the provision for obsolescence are as follows:

Consolidated
June 30, 2023
Balances at the Beginning of the Fiscal Year	(9,611)
Additions	(350)
Write-Offs	530
Balances at the End of the Period	(9,431)

29

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
10.	Deposits

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Maintenance Deposits	-	-	1,071,007	1,134,389
Court Deposits	46,207	45,042	546,374	591,177
Deposit in Guarantee for Lease Agreements	-	-	894,103	934,204
Total	46,207	45,042	2,511,484	2,659,770

Current	-	-	312,178	380,267
Non-current	46,207	45,042	2,199,306	2,279,503

10.1.	Maintenance deposits

The Company makes deposits in US dollars for aircraft and engine overhauling, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to perform maintenance internally or through its suppliers. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On June 30, 2023, no letters of credit had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on June 30, 2023, was R$189,177 (R$231,222 on December 31, 2022).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On June 30, 2023, the balance of these reserves was R$881,830 (R$903,167 on December 31, 2022).

10.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until resolving the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, their exclusion and respective release of the retained funds are demanded whenever blocks occur.

30

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
10.3.	Deposits in guarantee for lease agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Advance to Domestic Suppliers	-	-	236,346	227,036
Advances to Foreign Suppliers	252	1,208	134,227	65,141
Advance for Materials and Repairs	33,054	35,788	57,481	60,179
Total	33,306	36,996	428,054	352,356

Current	33,306	36,996	338,862	302,658
Non-current	-	-	89,192	49,698

12.	Taxes to Recover

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Income Tax and Social Contribution to Recover	17,553	16,900	54,091	36,249
PIS and COFINS to Recover	-	-	79,440	187,322
Value Added Tax (VAT), Abroad	-	-	7,589	6,037
Others	-	-	19,841	18,674
Total	17,553	16,900	160,961	248,282

Current	4,277	3,975	131,272	195,175
Non-current	13,276	12,925	29,689	53,107

31

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2022	Result	June 30, 2023	December 31, 2022	Result	Shareholders’ Equity (*)	June 30, 2023
Deferred Assets (Liabilities) – GOL and Smiles Argentina
Tax Losses	54,919	-	54,919	54,919	-	-	54,919
Negative Basis of Social Contribution	19,770	-	19,770	19,770	-	-	19,770
Temporary Differences:
Provision for Losses on Other Credits	2,174	5	2,179	2,174	5	-	2,179
Provision for Legal Proceedings and Tax Liabilities	44	(44)	-	45	(45)	-	-
Others	-	(1,185)	(1,185)	343	(1,236)	(116)	(1,009)
Total Deferred Tax Assets	76,907	(1,224)	75,683	77,251	(1,276)	(116)	75,859
Deferred Assets (Liabilities) - GLA
Temporary Differences:
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(227,878)	(45,636)	-	(273,514)
Breakage Provision	-	-	-	(300,029)	(49,523)	-	(349,552)
Goodwill Amortization for Tax Purposes	-	-	-	(190,211)	(23,456)	-	(213,667)
Derivative Transactions	-	-	-	22,185	9,043	-	31,228
Estimated Losses on Doubtful Accounts – Trade Receivables and Other Receivables	-	-	-	200,790	10,723	-	211,513
Provision for Aircraft and Engine Return	-	-	-	306,149	35,475	-	341,624
Provision for Legal Proceedings and Tax Liabilities	-	-	-	274,883	42,699	-	317,582
Aircraft Leases and Others	-	-	-	187,255	30,690	-	217,945
Others	-	-	-	43,728	11,000	-	54,728
Total Deferred Tax Liabilities	-	-	-	(36,354)	21,015	-	(15,339)
Total Effect of Deferred Taxes in the Income (Expenses)		(1,224)			(19,739)

(*) Exchange rate change recognized in other comprehensive income.

The Company’s Management considers that the deferred assets and liabilities recognized on June 30, 2023, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2023	7,571
2024	13,104
2025	10,326
2026	8,690
2027	9,799
2027 onwards	25,199
Total	74,689

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

32

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	GLA
	June 30, 2023	December 31, 2022
Accumulated Income Tax Losses and Negative Bases of Social Contribution	15,548,474	14,989,912
Potential Tax Credit (34%)	5,286,481	5,096,570

13.2.	Reconciliation of income tax and social contribution expense

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the periods ended June 30, 2023, and 2022 is shown below:

	Parent Company
	Three-month period ended on		Six-month period ended on
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Income (Loss) before Income Tax and Social Contribution	556,746	(2,852,143)	1,177,038	(239,430)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	(189,294)	969,729	(400,193)	81,406

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	244,139	(796,550)	411,409	(80,748)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(133,493)	(43,135)	(127,312)	(87,920)
Nondeductible Expenses, Net	(1,738)	(1,331)	(4,180)	(4,142)
Exchange Rate Change on Foreign Investments	84,461	(133,712)	126,591	88,175
Benefit Not Constituted on Tax Losses and Negative Basis	(4,532)	6,043	(7,539)	(855)
Total Income Tax and Social Contribution	(457)	1,044	(1,224)	(4,084)

Income Tax and Social Contribution
Deferred	(457)	1,044	(1,224)	(4,084)
Total Income Tax and Social Contribution	(457)	1,044	(1,224)	(4,084)

	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Income (Loss) before Income Tax and Social Contribution	534,599	(2,968,475)	1,171,782	(230,470)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	(181,764)	1,009,282	(398,406)	78,360

Adjustments to Calculate the Actual Tax Rate:
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(99,131)	(26,404)	9,052	(20,699)
Nondeductible Expenses, Net	(39,652)	(19,434)	(61,374)	(35,143)
Exchange Rate Change on Foreign Investments	27,688	(117,928)	38,013	73,736
Tax Benefit	31,217	-	73,290	-
Benefit Not Constituted on Tax Losses, Negative Basis and Temporary Differences	283,332	(728,140)	343,457	(109,298)
Total Income Tax and Social Contribution	21,690	117,376	4,032	(13,044)

Income Tax and Social Contribution
Current	(7,527)	121,889	(15,707)	(3,087)
Deferred	29,217	(4,513)	19,739	(9,957)
Total Income Tax and Social Contribution	21,690	117,376	4,032	(13,044)

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.	Property, Plant & Equipment

14.1.	Parent Company

On June 30, 2023 and December 31, 2022, the balance of property, plant and equipment was R$416,348 in subsidiary GAC, mainly due to advances in aircraft acquisition.

14.2.	Consolidated

		December 31, 2022							June 30, 2023
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - RoU(1) with Purchase Option	10.68%	1,406,085	(69,869)	1,336,216	14,939	-	(60,157)	(39,573)	1,251,425	1,380,225	(128,800)
Aircraft - RoU(1) with no Purchase Option	17.28%	8,148,917	(2,827,551)	5,321,366	59,355	(49,423)	(375,863)	(3,489)	4,951,946	8,025,901	(3,073,955)
Spare Parts and Engines - Own (3) (4)	7.16%	2,188,299	(1,061,674)	1,126,625	139,934	-	(73,196)	(38,335)	1,155,028	2,168,637	(1,013,609)
Spare Parts and Engines - RoU(1)	42.09%	146,188	(91,077)	55,111	35,571	-	(12,928)	-	77,754	178,598	(100,844)
Aircraft and Engine Overhauling	46.37%	3,447,804	(2,453,250)	994,554	238,786	-	(221,047)	(18,141)	994,152	3,442,835	(2,448,683)
Tools	10.00%	63,183	(36,326)	26,857	1,631	-	(2,195)	(114)	26,179	64,403	(38,224)
		15,400,476	(6,539,747)	8,860,729	490,216	(49,423)	(745,386)	(99,652)	8,456,484	15,260,599	(6,804,115)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,996	(10,349)	1,647	843	-	(358)	3	2,135	12,393	(10,258)
Machinery and Equipment	10.00%	62,926	(51,514)	11,412	393	-	(940)	(1)	10,864	62,796	(51,932)
Furniture and Fixtures	10.00%	33,870	(23,549)	10,321	544	-	(1,021)	(28)	9,816	34,324	(24,508)
Computers, Peripherals and Equipment	19.72%	52,220	(42,317)	9,903	1,461	-	(2,345)	(10)	9,009	52,185	(43,176)
Computers, Peripherals and Equipment – RoU(1)	50.00%	33,518	(25,579)	7,939	-	-	(2,821)	-	5,118	33,518	(28,400)
Third-Party Property Improvements	20.61%	185,621	(176,432)	9,189	-	-	(3,009)	(64)	6,116	185,504	(179,388)
Third-Party Properties - RoU(1)	8.03%	254,130	(43,603)	210,527	423	640	(8,507)	-	203,083	255,193	(52,110)
Construction in Progress	-	14,456	-	14,456	462	-	-	-	14,918	14,918	-
		648,737	(373,343)	275,394	4,126	640	(19,001)	(100)	261,059	650,831	(389,772)

Impairment Losses (2)	-	(20,488)	-	(20,488)	3,858	-	-	-	(16,630)	(16,630)	-
Total Property, Plant & Equipment in Use		16,028,725	(6,913,090)	9,115,635	498,200	(48,783)	(764,387)	(99,752)	8,700,913	15,894,800	(7,193,887)

Advance to Suppliers	-	473,061	-	473,061	(36,777)	-	-	-	436,284	436,284	-
Total		16,501,786	(6,913,090)	9,588,696	461,423	(48,783)	(764,387)	(99,752)	9,137,197	16,331,084	(7,193,887)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On June 30, 2023 and December 31,2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026 and Senior Secured Notes 2028, as per Note 16.
(4)	On June 30, 2023, 3 engines (17 engines on December 31, 2022) are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2022						June 30, 2023
		Historical cost	Accumulated amortization	Net opening balance	Additions	Write-off	Amortization	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	29.06%	554,939	(273,152)	281,787	70,881	(54)	(42,430)	310,184	569,572	(259,388)
Others	20.00%	10,000	(10,000)	-	-	-	-	-	10,000	(10,000)
Total		2,146,141	(283,152)	1,862,989	70,881	(54)	(42,430)	1,891,386	2,160,774	(269,388)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022, through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The Company operates a single cash generating unit, considering that the revenue depends on different assets that cannot be evaluated in isolation for measuring the value in use. On June 30, 2023, no indications of impairment on the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

					Parent Company
			December 31, 2022									June 30, 2023
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) on ESN	Payments	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Foreign Currency Contracts
ESN 2024 (a)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(9,888)	(1,531,554)	51,190	(49,896)	(26,547)	12	290,746	5,630	285,116
Senior Notes 2025 (b)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,583,328)	79,100	(125,913)	(145,077)	3,146	1,699,200	47,229	1,651,971
Senior Secured Notes 2026 (c)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	69,205	(66,795)	(106,370)	10,077	1,170,957	-	1,170,957
Senior Secured Amortizing Notes (e)	06/2026	5.00%	121,111	882,168	1,003,279	174,893	-	(53,472)	22,842	(21,750)	(85,967)	3,495	1,043,320	332,290	711,030
Senior Secured Notes 2028 (f)	03/2028	18.00%	-	-	-	6,286,328	-	-	378,905	(59,194)	(459,593)	-	6,146,446	86,673	6,059,773
Perpetual Notes (d)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	32,035	(34,829)	(55,381)	-	681,807	13,801	668,006
Total			274,733	10,149,073	10,423,806	6,461,221	(9,888)	(5,255,358)	633,277	(358,377)	(878,935)	16,730	11,032,476	485,623	10,546,853

(1)	Exchangeable Senior Notes see Note 33.2.

(a)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019 with maturity in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs"), see Note 33.
(b)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company, with maturity in 2025.
(c)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021 with maturity in 2026.
(d)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.
(e)	Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December, 2022, January, April and June 2023, with maturity in 2025 (Series B) and 2026 (Series A), in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.
(f)	Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance with Abra, in March, April, May and June 2023, with maturity in 2028. See note 16.1.4.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

				Consolidated
			December 31, 2022										June 30, 2023
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic Currency Contracts
Debentures (a)	10/2024	18.76%	640,046	431,973	1,072,019	-	-	(109,255)	86,714	(86,841)	-	5,760	968,397	822,775	145,622
Working Capital – Lines of credit (b)	10/2025	18.81%	76,710	39,071	115,781	-	-	(38,054)	8,573	(8,205)	-	-	78,095	68,098	9,997

Foreign Currency Contracts
Import Financing (c)	05/2024	14.30%	77,193	-	77,193	-	-	(9,694)	4,968	(5,968)	(5,731)	-	60,768	60,768	-
ESN 2024 (1) (d)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(9,888)	(1,531,554)	51,190	(49,896)	(26,547)	12	290,746	5,630	285,116
Spare Engine Facility (e)	09/2024	6.00%	30,265	93,963	124,228	-	-	(115,171)	3,193	(4,686)	(8,057)	493	-	-	-
Senior Notes 2025 (f)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,583,328)	79,100	(125,913)	(145,077)	3,146	1,699,200	47,229	1,651,971
Senior secured notes 2026 (g)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	69,205	(66,795)	(106,370)	10,077	1,170,957	-	1,170,957
Senior Secured Amortizing Notes 2026 (h)	06/2026	4.16%	121,111	882,168	1,003,279	174,893	-	(53,472)	22,842	(21,750)	(85,967)	3,495	1,043,320	332,290	711,030
Loan Facility (i)	03/2028	6.53%	27,682	144,182	171,864	-	-	(43,054)	4,658	(6,734)	(13,869)	126	112,991	12,074	100,917
Senior Notes 2028 (k)	03/2028	18.00%	-	-	-	6,286,328	-	-	378,905	(59,194)	(459,593)	-	6,146,446	86,673	6,059,773
Perpetual Bonds (j)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	32,035	(34,829)	(55,381)	-	681,807	13,801	668,006
Total			1,126,629	10,858,262	11,984,891	6,461,221	(9,888)	(5,570,586)	741,383	(470,811)	(906,592)	23,109	12,252,727	1,449,338	10,803,389

(1)        Exchangeable Senior Notes, see note 33.2.

(a)	The debentures considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment.
(d)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, with maturity in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(e)	Loan backed by the Company's own engines, with maturity in 2024.
(f)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(g)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, with maturity in 2026.
(h)	Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December 2022, January, April and June 2023, with maturity in 2025 and 2026 in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.
(i)	Loans with a guarantee of 5 engines in total, carried out between 2017 and 2020.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.
(k)	Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance with Abra, in March, April, May and June 2023, with maturity in 2028. See note 16.1.4.

37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on June 30, 2023, includes funding costs and premiums totaling R$67,684 and R$84,040, respectively (R$155,969 and R$178,706 on December 31, 2022) that will be amortized over the term of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN 2024, totaling R$5,701 on June 30, 2023 (R$17,753 on December 31, 2022).

16.1.	New funding and renegotiations during the period ended on June 30, 2023

The renegotiations detailed below were evaluated under CPC 48 - “Financial Instruments”, corresponding to IFRS 9, and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1 Debentures

During the period ended on June 30, 2023, General Meetings of Bondholders were held, which deliberated:

•	the postponement of the payment of the extraordinary mandatory amortization installment due on April 27, 2023 to July 27, 2023;
•	the postponement of the payment of current amortization installments due on April 27, 2023, May 27, 2023 and June 27, 2023 to July 27, 2023; and
•	the postponement of the mandatory collateral composition due on April 27, 2023 to July 27, 2023.

16.1.2.	Import Financing

During the period ended June 30, 2023, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.3.	Senior Secured Amortizing Notes

On June 30, 2023, the Company issued additional Senior Secured Amortizing Notes to those issued on December 30, 2022, as shown in the table below:

Operation	Amount		Costs, premiums e goodwill		Exchange rate	Maturity
Date	(US$ mil)	(R$ mil)	(US$ mil)	(R$ mil)	Change p.a.	Date
01/27/2023	6,993	35,499	365	1,826	5.0%	06/30/2026
04/20/2023	19,976	100,873	578	2,700	3.0%	06/30/2025
06/07/2023	9,000	44,207	214	1,160	3.0%	06/30/2025
Total	35,969	180,579	1,157	5,686

38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.1.4.	Senior Secured Notes 2028

Under the terms of the controlling shareholder transaction disclosed in note 1.4, in February 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company from the issuance of Senior Secured Notes due in 2028. Part of the funds from the commitment assumed for financing came from the members of an Ad-Hoc Group of holders of Senior Notes of GOL (“Ad-Hoc Group”) and another part of the investment came from holders of Senior Notes outside the Group Ad-Hoc (“Non-AHC Group”), who have adhered to the terms of the Support Agreement.

To this end, Abra has agreed to issue the Senior Secured Notes (“SSNs”) due 2028, which will be convertible into Exchangeable Senior Secured Notes (“ESSNs”) due 2028, and the Ad-Hoc Group has agreed to exchange certain Company's existing Senior Notes (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026 and the Perpetual Notes) for the new SSNs.

In this financing commitment, Abra has agreed to (i) invest cash in the Company; (ii) contribute GOL Bonds acquired from the Ad-Hoc Group and other holders to GOL; and (iii) in return, receive new Bonds through the issuance of SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as guarantor and paying agent, GOL Finance as issuer and guarantee of Smiles Fidelidade S.A.. On the same date, GOL issued SSN 2028 to Abra, with interest of 18.0% p.a., payable semi-annually, of which the Company may choose to capitalize up to 13.5% p.a., and a discount of 15 points. The SSN 2028 are guaranteed by the intellectual property, systems infrastructure, data and manuals of the Smiles loyalty program, in addition to the parts guarantee shared with the Senior Secured Notes 2026.

During the period ended June 30, 2023 the Company issued to Abra R$5,885,314, equivalent to US$1,168,620, in the form of Senior Secured Notes 2028, whose fair value upon initial recognition totaled R$6,286,328 (US$1,211,016). Given that the transaction was carried out with the Company's controlling shareholder, the difference between the nominal value of the debt and the fair value was recognized directly in shareholders' equity.

Part of the issue carried out in March 2023 was used to repurchase 84.0% of the 2024 ESN, 47.0% of the 2025 Senior Notes, 61.4% of the 2026 Senior Secured Notes and 9.9% of the Perpetual Bonds, totalizing the carrying amount of R$5,192,880. Considering the change of creditor, such amortizations were considered as partial extinguishment, under the perspective of CPC 48, equivalent to IFRS 9. In this context, the costs related to the issuance, as well as the difference between the carrying amount attributed to the part unrecognized by the partial extinguishment of the securities repurchased and the face value of the new liability assumed, were recognized directly in the result, see explanatory note 31. In addition to the amounts mentioned above, part of the issuance did not pass through the Company's cash, being directly transferred by Abra for payment of the Company's obligation with to supplier, see explanatory note 34.

SSN 2028 may, at Abra's request, be converted into Exchangeable Senior Secured Notes 2028 (ESSN 2028), provided that the Company has obtained the respective corporate approvals and issuance of warrants that may be exchanged for preferred shares issued by the Company, which should ensure preemptive rights for GOL's shareholders.

39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.	Loans and Financing – Non-Current

On June 30, 2023, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without Maturity Date	Total
Parent Company
Foreign currency contracts
ESN 2024	285,116	-	-	-	-	-	285,116
Senior Notes 2025	-	1,651,971	-	-	-	-	1,651,971
Senior Secured Notes 2026	-	-	1,170,957	-	-	-	1,170,957
Senior Secured Amortizing Notes	229,882	355,540	125,608	-	-	-	711,030
Senior Secured Notes 2028	-	-	-	-	6,059,773	-	6,059,773
Perpetual Bonds	-	-	-	-	-	668,006	668,006
Total	514,998	2,007,511	1,296,565	-	6,059,773	668,006	10,546,853

Consolidated
Domestic currency contracts
Debentures	145,622	-	-	-	-	-	145,622
Working capital	7,917	2,080	-	-	-	-	9,997
Foreign currency contracts
ESN 2024	285,116	-	-	-	-	-	285,116
Senior Notes 2025	-	1,651,971	-	-	-	-	1,651,971
Senior Secured Notes 2026	-	-	1,170,957	-	-	-	1,170,957
Senior Secured Amortizing Notes	229,882	355,540	125,608	-	-	-	711,030
Loan Facility	6,369	12,738	54,211	4,366	23,233	-	100,917
Senior Secured Notes 2028	-	-	-	-	6,059,773	-	6,059,773
Perpetual Bonds	-	-	-	-	-	668,006	668,006
Total	674,906	2,022,329	1,350,776	4,366	6,083,006	668,006	10,803,389

16.3.	Fair Value

The fair value of debt on June 30, 2023, is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	968,397	968,397
ESN 2024	290,746	221,326	290,746	221,326
Senior Notes 2025	1,699,200	861,196	1,699,200	861,196
Senior Secured Notes 2026	1,170,957	679,225	1,170,957	679,225
Senior Secured AMortizing Notes	1,043,320	1,063,793	1,043,320	1,063,793
Senior Secured Notes 2028	6,146,446	5,665,410	6,146,446	5,665,410
Perpetual Notes	681,807	321,132	681,807	321,132
Other Existing Loans	-	-	251,854	251,854
Total	11,032,476	8,812,082	12,252,727	10,032,333

(*) Net Total of Funding Costs.

16.4.	Covenants

The Company has covenants in the Debentures, Senior secured notes 2026 and Senior Secured Amortizing Notes.

The mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of June 30, 2023. The next measurement will be in December 2023.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On June 30, 2023, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in December 2023.

In the operation of Senior Secured Amortizing Notes, the Company complies with guarantee conditions related to receivables on a quarterly basis. On June 30, 2023, the Company had GLA’s receivables as collateral for this contract that met the contractual conditions. The next measurement will be in December 2023.

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
17.	Leases

On June 30, 2023, the balance of leases payable includes: (i) R$12,565 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$15,670 on December 31, 2022), which fall under the exemption provided for in IFRS 16; and (ii) R$9,652,104 referring to the present value on this date of future lease payments (R$11,191,289 on December 31, 2022).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
	Weighted average rate (p.a.)	December 31, 2022											June 30, 2023
		Current	Non-current	Total	Additions	Write-offs	Contractual Amendment	Payments	Clearing with Deposits and Other(1)	Interest Incurred	Interest Paid	Exchange Rate Change	Total	Current	Non-current
Domestic Currency Contracts
With Purchase Option	17.58%	5,036	3,313	8,349	-	-	-	(2,429)	-	497	(509)	-	5,908	4,681	1.227
Without Purchase Option	10.52%	37,219	221,342	258,561	423	-	640	(19,668)	-	11,598	-	-	251,554	33,336	218.218
Foreign Currency Contracts
With Purchase Option	7.19%	133,884	1,257,198	1,391,082	15,643	(46,860)	-	(67,465)	(4,850)	40,401	(50,992)	(99,940)	1,177,019	106,298	1.070.721
Without Purchase Option	12.50%	1,756,449	7,776,848	9,533,297	119,630	(7,681)	(117,508)	(1,074,298)	(145,171)	573,583	-	(664,229)	8,217,623	1,588,539	6.629.084
Total		1,932,588	9,258,701	11,191,289	135,696	(54,541)	(116,868)	(1,163,860)	(150,021)	626,079	(51,501)	(764,169)	9,652,104	1,732,854	7,919,250

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

During the three and six-month periods ended June 30, 2023, the Company directly recognized in the cost from services, totaling R$14,637 e R$23,307 (R$4,856 and R$5,135 on June 30, 2022, related to short-term leases and variable payments).

In the context of dedicated cargo aircraft operations, the Company earned in the three and six-month periods ended June 30, 2023 subleasing revenue in the amount of R$6,814 and R$20,120.

The future payments of lease agreements are detailed as follows:

	June 30, 2023	December 31, 2022
2023	1,603,626	3,059,448
2024	2,205,968	2,325,227
2025	1,925,859	2,055,173
2026	1,665,322	1,798,293
2027	1,502,263	1,624,277
2027 Onwards	5,664,488	5,974,709
Total Minimum Lease Payments	14,567,526	16,837,127
Less Total Interest	(4,902,857)	(5,630,167)
Present Value of Minimum Lease Payments	9,664,669	11,206,960
Less Current Portion	(1,745,419)	(1,948,259)
Non-current Portion	7,919,250	9,258,701

17.1.	Sale-Leaseback Transactions

During the period ended June 30, 2023, the Company carried out sale-leaseback operations of 9 engines, from which it recorded a net gain of R$72,327 (R$49,156 and R$55,491 in the parent company and in the consolidated, referred to 8 aircraft sale-leaseback transactions during the period ended June 30, 2022), recognized as income under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, see Note 30.

18.	Suppliers

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Domestic Currency	22,887	16,951	1,674,562	1,858,820
Foreign Currency	26,077	24,569	707,792	461,134
Total	48,964	41,520	2,382,354	2,319,954

Current	48,964	41,520	2,258,893	2,274,503
Non-current	-	-	123,461	45,451

19.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. The risk-drawn operations do not imply any changes to the securities issued by their suppliers, and the original trading conditions, including maturity and value, are maintained. On June 30, 2023, the amount recorded under current liabilities from forfaiting operations totaled R$19,955 (R$29,941 on December 31, 2022).

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
20.	Taxes Payable

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
PIS and COFINS	514	421	157	91,316
Installments (a)	-	-	361,637	341,756
Income Tax on Salaries	33	20	55,687	54,364
Income Tax and Social Contribution to Collect	-	-	36,763	22,125
Others	104	37	13,071	14,362
Total	651	478	467,315	523,923

Current	651	478	195,767	258,811
Non-current	-	-	271,548	265,112
(a)	In the period ended on June 30, 2023, the Company carried out two accessions to the simplified federal tax installment plan of PIS and COFINS, both with a maturity period of 5 years.

21.	Advance Ticket Sales

On June 30, 2023, the balance of advance ticket sales classified in current liabilities was R$3,236,211 (R$3,502,556 on December 31, 2022) and is represented by 9,749,467 tickets sold and not yet used (8,828,006 on December 31, 2022) with an average use of 67 days (56 days on December 31, 2022).

Balances of advance ticket sales are shown net of breakage corresponding to R$259,107 on June 30, 2023 (R$ 232,752 on December 31, 2022).

On June 30, 2023, the Company has reimbursements to pay related to non-performed transports in the amount of R$19,478 (R$48,566 on December 31, 2022), recorded as Other liabilities in current liabilities.

22.	Mileage Program

	Consolidated
	June 30, 2023	December 31, 2022
Frequent-Flyer Program	2,572,671	2,533,410
Breakage	(796,448)	(664,106)
Total	1,776,223	1,869,304

Current	1,578,493	1,576,849
Noncurrent	197,730	292,455

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47 - “Revenue from Agreement with Client”, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
23.	Provisions

	Consolidated
	Post-Employment Benefit	Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803
Recognition (Reversal) of Provision	4,653	207,679	281,946	494,278
Provisions Used	-	(464,188)	(155,123)	(619,311)
Present Value Adjustment	6,689	90,293	-	96,982
Exchange Rate Change	-	(197,044)	(3,235)	(200,279)
Balances on June 30, 2023	124,739	2,237,935	938,799	3,301,473

On June 30, 2023
Current	-	516,563	-	516,563
Noncurrent	124,739	1,721,372	938,799	2,784,910
Total	124,739	2,237,935	938,799	3,301,473

On December 31, 2022
Current	-	634,820	-	634,820
Noncurrent	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Post-Employment Benefit

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits. The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and Engine Overhauling”.

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for Legal Proceedings

On June 30, 2023, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Probable Loss		Possible Loss
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Civil	179,757	165,475	73,275	74,212
Labor	418,859	425,711	130,684	137,245
Tax	340,183	224,025	1,310,396	1,247,288
Total	938,799	815,211	1,514,355	1,458,745

The National Union of Airline Companies (SNEA) is discussing the maintenance, by its members, of the tax regime for the Social Security Contribution on Gross Revenue (CPRB) throughout the calendar year 2018, disregarding the effects of Law No. 13670/18, which came into effect in September 2018. In June 2023, considering the position of the Superior Courts on the matter, especially the STJ (1st panel) through theme 1184, the Company reassessed the loss prognosis, resulting in the reclassification of the related debts as probable risk.

Details regarding other relevant legal proceedings were disclosed in the financial statements for the year ended December 31, 2022. There were no other relevant movements concerning new proceedings or reclassification of risk loss in the period ending on June 30,

2023.

23.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. In May 2022, an agreement was signed between the parties, settled in June 2023, through which GOL received US$42,000, equivalent to R$204,330 on the date of receipt, for the final resolution of the arbitration.

24.	Provision for investment losses

24.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	June 30, 2023	December 31, 2022
GOL Linhas Aéreas (GLA)
Total Number of Shares	4,198,483,614	4,198,483,614
Share Capital	6,947,111	6,947,111
Interest %	100%	100%
Shareholders’ Equity (Deficit)	(16,532,244)	(17,910,984)

	June 30, 2023	June 30, 2022
Net Income (Loss) for the Period	1,210,027	(237,493)

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
24.2.	Changes in Investments

GLA
Balances on December 31, 2022	(17,910,984)
Equity Income	1,210,027
Unrealized Income (Expenses) on Hedge	165,281
Foreign Exchange Rate Change on Investment Conversion Abroad	(4,064)
Share-Based Compensation	7,496
Balances on June 30, 2023	(16,532,244)

25.	Shareholders’ Equity

25.1.	Share Capital

On February 15, 2023, the Company's Board of Directors approved the voluntary conversion of 210 common shares into 6 preferred shares, all registered and without par value and without changing the value of the Company's capital stock.

On June 30, 2023 and December 31, 2022, the Company's share capital was R$4,040,397 represented by 3,200,516,077 shares, with 2,863,682,500 common shares and 336,833,577 preferred shares (3,200,516,281 shares, comprise by 2,863,682,710 common shares and 336,833,571 preferred shares on December 31, 2022). The share capital above is reduced by the costs to issue shares totaling R$157,495 on June 30, 2023 and December 31, 2022.

	June 30, 2023			December 31, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Abra MOBI LLP (1) (2) (3)	50.00%	23.62%	28.78%	-	-	-
Abra Kingsland LLP(3)	50.00%	15.31%	22.09%	-	-	-
MOBI FIA (1) (2) (3)	-	-	-	100.00%	38.93%	50.87%
American Airlines Inc.	-	6.60%	5.31%	-	6.60%	5.31%
Abra Group Limited	-	3.76%	3.03%	-	-	-
Path Brazil (2)	-	-	-	-	3.22%	2.59%
Others	-	1,77%	1.42%	-	1.41%	1.14%
Market	-	48.94%	39.37%	-	49.84%	40.09%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes 2024, issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the period ended June 30, 2023 MOBI FIA transferred 100% of the common shares of the Company to Abra. In the same period, Abra transferred 50% of the Company’s common shares to Abra Kingsland LLP and 50% of the Company’s common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights in Abra MOBI LLP and in Abra Kingsland LLP.

The authorized share capital on June 30, 2023 and December 31, 2022 is R$17 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
25.2.	Treasury Shares

On June 30, 2023, the Company had 557,194 treasury shares, totaling R$19,002 (1,140,940 shares totaling R$38,910 on December 31, 2022). On June 30, 2023, the closing market price for treasury shares was R$13.17 (R$7.34 on December 31, 2022).

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	June 30, 2023			June 30, 2022
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Income (Loss) for the Period Attributed to Controlling Shareholders	108,718	447,571	556,289	(574,030)	(2,277,069)	(2,851,099)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	336,276		2,863,683	323,404
Effect of Dilutive Securities (a)	-	799		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	337,075		2,863,683	323,404

In Brazilian Real (R$)
Basic Loss (Earnings) per Share	0.038	1.331		(0.200)	(7.041)
Diluted Loss (Earnings) per Share	0.038	1.328		(0.200)	(7.041)

	Parent Company and Consolidated
	Six-month period ended on
	June 30, 2023			June 30, 2022
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Income (Loss) for the Period Attributed to Controlling Shareholders	229,795	946,019	1,175,814	(49,651)	(193,863)	(243,514)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	336,276		2,863,683	318,307
Effect of Dilutive Securities (a)	-	765		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	337,041		2,863,683	318,307

In Brazilian Real (R$)
Basic Loss (Earnings) per Share	0.080	2.813		(0.017)	(0.609)
Diluted Loss (Earnings) per Share	0.080	2.807		(0.017)	(0.609)

(a) Due to the loss recorded in the three and six-month periods ending on June 30, 2022, the potentially convertible instruments were not considered in the total number of shares in circulation for determining the diluted loss per share.

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
27.	Share-Based Compensation

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2022, and did not change during the period ended on June 30, 2023.

The movement of the stock options outstanding in the period ended on June 30, 2023, is as follows:

27.1.	Stock Option Plan – GOL

	Number of Stock Shares	Average Price Weighted - Period
Outstanding Shares on December 31, 2022	8,072,765	13.00
Options exercised	(84,327)	4.52
Options canceled and adjustments in estimated prescribed rights	(536,003)	13.07
Outstanding Options on June 30, 2023	7,452,435	13.04

Number of Options Exercisable on:
December 31, 2022	5,166,147	14.64
June 30, 2023	5,446,134	13.95

The expense recognized in the statement of operations for period corresponding to the stock option plans in the period ended June 30, 2023, was R$4,508 (R$4,096 in the period ended June 30, 2022).

27.2.	Restricted Share Plan – GOL

On June 30, 2023, the company transferred 455,584 treasury shares to settle the restricted stock plan. As of June 30, 2023, the Company has 1,675,412 restricted shares (1,487,620 as of December 31, 2022).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the period ended June 30, 2023, was R$2,988 (R$5,365 in the period ended June 30, 2022).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
GOL	GLA	Loan	4.10%	731,897	765,933	3,389	-
GAC	GLA	Loan	2.43%	990,266	1,099,740	134,327	145,434
Gol Finance	GLA	Loan	3.07%	5,365,250	5,219,175	-	-
Total				7,087,413	7,084,848	137,716	145,434

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity	Interest Rate (p.a.)	June 30, 2023	December 31, 2022
Gol Finance	GOL	Subscription Bonus (*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,083,048	1,179,279
Gol Finance	GAC	Loan	02/2025	3.83%	934,294	999,717
Gol Finance	Gol Finance Inc.	Loan	01/2024	1.15%	561,920	523,746
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1,674	1,812
Smiles Viagens	GLA	Onlendings	-	-	932	3,501
Smiles Argentina	GLA	Onlendings	-	-	5,894	5,013
Total				-	3,190,112	3,315,418

(*) Through Gol Equity Finance, the subsidiary Gol Finance acquired warrants issued by the Company in the context of the issue of ESN 2024.

28.2.	Transportation Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until November 2025; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

In the period ended June 30, 2023, GLA recognized total expenses related to these services of R$1,852 (R$1,825 in the period ended June 30, 2022). On the same date, the balance payable to related companies, under “Suppliers”, was of R$1,233 (R$737 on December 31, 2022).

28.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
28.4.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective until January 2024, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.5.	Commercial partnership agreement - Pagol

During the year ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The Company and Pagol entered into a commercial agreement to disclose the financial products offered by Pagol to the Company's customers, suppliers and employees. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the contract, with the possibility of the Company receiving a commission income, to be negotiated between the parties, according to the products offered. Subsequently, on April 4, 2023, the Parties included Pagol Sociedade de Crédito Direto S.A. as part of the Agreement.

Under the commercial agreement, during the year ended December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. On June 30, 2023, the subsidiary GLA performed transactions related to these services in the amount of R$ 3,735 and there were no outstanding balances on June 30, 2023 and December 31, 2022.

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties. On June 30, 2023, the Company has trade receivables in the amount of R$26,018 related to transactions of this nature during the period.

Under the commercial agreement, in May 2023, the Company signed the Term of Agreement for the Granting of Private Payroll Credit with Pagol Sociedade de Crédito Direto S.A., in order to grant loan(s) and financing(s) to its employees.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
28.6.	Commercial partnership agreement - Comporte

In December, 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million reais), which were paid in December, 2022. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities. During the period ending in June 30, 2023, the subsidiary GLA did not carry out transactions related to these services.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.7.	Support Agreement - Abra

In accordance with the controlling shareholder transaction disclosed in explanatory notes 1.4 and 16.1.4, in March 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company through the issuance of Senior Secured Notes due in 2028. The amounts related to this transaction are recognized under “Loans and Financing”.

28.8.	Compensation of the Key Management Personnel

	Consolidated
	Three-month period Ended		Six-month period
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries, Bonus and Benefits (*)	8,756	8,700	17,615	18,863
Payroll Charges	3,041	2,282	4,815	6,353
Share-Based Compensation	5,688	4,234	11,376	9,391
Total	17,485	15,216	33,806	34,607

(*) Includes compensation for members of the Management, Audit committee and Fiscal Council.

29.	Revenue
	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Passenger Transportation (a)	3,720,715	3,096,924	8,257,823	6,212,416
Cargo	246,606	113,520	427,051	217,749
Mileage Revenue	190,069	146,587	400,917	264,183
Other Revenues	25,638	10,906	51,526	21,465
Gross Revenue	4,183,028	3,367,937	9,137,317	6,715,813

Incurring Taxes (b)	(37,102)	(125,882)	(71,197)	(253,306)
Net Revenue	4,145,926	3,242,055	9,066,120	6,462,507
(a)	Of the total amount, the total of R$83,820 and R$163,271 for the three-month and six-month periods ended on June 30, 2023, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$41,980 and R$98,294 for the three-month and six-month periods ended on June 30, 2022).
(b)	The PIS and COFINS rates on revenues arising from regular passenger air transportation earned in the period ended June 30, 2023 were reduced to 0 (zero) with the enactment of Provisional Measure 1147/2022, which was converted into Law 14592/2023.

	Three-month period ended on				Six-month period ended on
	June 30, 2023%		June 30, 2022%		June 30, 2023%		June 30, 2022%
Domestic	3,638,537	87.8	2,893,126	89.2	7,880,976	86.9	5,838,633	90.3
International	507,389	12.2	348,929	10.8	1,185,145	13.1	623,874	9.7
Net revenue	4,145,926	100.0	3,242,055	100.00	9,066,121	100.0	6,462,507	100.0

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
30.	Costs of Services and Operational Expenses
	Parent Company
	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Selling Expenses
Sales and Marketing	(261)	(285)	(261)	(285)
Other Selling Expenses	-	(1)	-	(1)
Total Selling Expenses	(261)	(286)	(261)	(286)

Administrative Expenses
Personnel	(818)	(880)	(2,020)	(1,931)
Services	(28,404)	(8,347)	(38,125)	(14,498)
Other Administrative Expenses	(5,119)	(5,855)	(13,082)	(14,758)
Total Administrative Expenses	(34,341)	(15,082)	(53,227)	(31,187)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (a)	-	-	-	49,156
Other Operating Revenues (Expenses)	280	(186)	1,610	14,923
Total Other Operating Revenues and (Expenses), Net	280	(186)	1,610	64,079

Total	(34,322)	(15,554)	(51,878)	32,606

(a)	See Note 17.1

54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
	Consolidated
	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Cost of Services
Personnel	(396,489)	(357,582)	(840,756)	(754,731)
Fuels and Lubricants	(1,357,175)	(1,448,857)	(3,123,985)	(2,654,532)
Maintenance, Material and Repairs	(289,369)	(89,647)	(562,437)	(279,645)
Passenger Costs	(207,296)	(171,320)	(484,353)	(361,589)
Services	(50,425)	(45,934)	(107,541)	(97,101)
Landing Fees	(218,633)	(172,110)	(453,951)	(337,687)
Depreciation and Amortization	(378,661)	(360,038)	(745,682)	(694,881)
Other Operating Costs	(102,893)	(72,670)	(196,148)	(151,493)
Total Cost of Services	(3,000,941)	(2,718,158)	(6,514,853)	(5,331,659)

Selling Expenses
Personnel	(10,427)	(8,926)	(20,768)	(17,746)
Services	(50,216)	(38,610)	(104,526)	(82,178)
Sales and Marketing	(190,334)	(242,899)	(416,154)	(407,592)
Other Selling Expenses	(16,434)	(19,816)	(33,762)	(29,859)
Total Selling Expenses	(267,411)	(310,251)	(575,210)	(537,375)

Administrative Expenses
Personnel (a)	(185,656)	(127,407)	(314,580)	(302,754)
Services	(208,406)	(131,193)	(336,901)	(222,828)
Depreciation and Amortization	(31,408)	(28,137)	(61,135)	(54,071)
Other Administrative Expenses	(109,569)	(16,591)	(220,165)	(89,123)
Total Administrative Expenses	(535,039)	(303,328)	(932,781)	(668,776)

Other Operating Revenues (Expenses)
Sale-Leaseback Transactions (b)	72,327	-	72,327	55,491
Idleness - Depreciation and Amortization	-	(39,074)	-	(75,846)
Third party indemnity (c)	204,330	-	204,330	-
Other Operating Revenues (Expenses) (d)	(81,988)	(63,158)	13,766	(19,115)
Total Other Operating (Expenses) Revenues, Net	194,669	(102,232)	290,423	(39,470)

Total	(3,608,722)	(3,433,969)	(7,732,421)	(6,577,280)

(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Board in the "Salaries" line item.
(b)	See Note 17.1
(c)	See Note 23.3.1
(d)	In the six-month period ended June 30, 2023 includes R$68,084 referring to gains arising from changes in lease agreements.

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)

	Parent Company				Consolidated
	Three-month period ended on		Six-month period ended on		Three-month period ended on		Six-month period ended on
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Financial Revenues
Gains from Financial Investments	1,152	11,157	1,289	12,322	35,561	26,392	76,976	39,026
Gain from Bonds Repurchase (d)	(47,193)	-	183,082	-	(47,193)	-	183,082	-
Others (a) (b)	66,479	40,298	121,800	82,934	13,528	4,712	21,555	10,334
Total Financial Revenues	20,438	51,455	306,171	95,256	1,896	31,104	281,613	49,360

Financial Expenses
Interest and Costs on Loans and Financing	(381,396)	(201,209)	(650,007)	(415,797)	(435,960)	(259,174)	(764,492)	(527,671)
Interest on Leases	-	-	-	-	(272,677)	(331,144)	(626,079)	(587,768)
Interests on the Provision for Aircraft Return	-	-	-	-	(43,768)	(7,256)	(90,293)	(91,089)
Commissions, Bank Charges and Interest on Other Operations	(20,695)	(27)	(25,629)	(30)	(169,860)	(127,408)	(307,667)	(228,353)
Others	(21)	(406)	(77)	(446)	(42,495)	(97,719)	(130,481)	(144,428)
Total Financial Expenses	(402,112)	(201,642)	(675,713)	(416,273)	(964,760)	(822,701)	(1,919,012)	(1,579,309)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	8,828	36,526	20,100	33,560	8,828	36,526	20,100	33,560
Other Derivative Financial Instruments, Net	-	-	-	-	(11,693)	2,623	(24,556)	(77)
Total Derivative Financial Instruments	8,828	36,526	20,100	33,560	(2,865)	39,149	(4,456)	33,483

Monetary and Foreign Exchange Rate Variations, Net	245,855	(380,135)	368,331	252,914	963,124	(2,024,113)	1,479,938	1,380,769

Total	(126,991)	(493,796)	18,889	(34,543)	(2,605)	(2,776,561)	(161,917)	(115,697)

(a)	In the period ended June 30, 2023 of the total parent company and consolidated balance, R$862 and R$5.464, respectively, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$2,143 and R$11,230 in the period ended June 30, 2022).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$66,780 and R$122,287 in the three and six-month periods ended June 30, 2023 (R$42,055 and R$85,078 in the three and six-month periods ended June 30, 2022).
(c)	See Note 33.2 (ESN and Capped call).
(d)	Gain arising from the transaction disclosed in note 16.1.4.

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.	Commitments

On June 30, 2023, the Company had 107 firm orders (91 on December 31, 2022) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. On June 30, 2023, the approximate amount of firm orders in the current period considers estimated contractual discounts and corresponds to around R$19,479,203 (R$20,574,804 on December 31, 2022) corresponding to US$4,041,999 (US$3,943,271 on December 31, 2022) and are segregated as follows:

	Parenty Company and Consolidated
	June 30, 2023	December 31, 2022
2023	3,217,539	4,234,480
2024	2,525,044	5,847,873
2025	2,594,090	6,970,535
2026	3,317,335	3,521,916
2026 onwards	7,825,195	-
Total	19,479,203	20,574,804

Of the total commitments presented above, the Company should disburse the amount of R$6,538,769 (corresponding to US$1,356,816 on June 30, 2023) as advances for aircraft acquisition, according to the financial flow below:

	Parenty Company and Consolidated
	June 30, 2023	December 31, 2022
2023	1,126,584	1,642,175
2024	901,052	1,990,773
2025	871,999	2,355,513
2026	1,088,053	1,182,264
2026 onwards	2,551,081	-
Total	6,538,769	7,170,725

32.1. Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of June 30, 2023, the purchase commitments until 2023 total R$364,239.

33.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes the guidelines, limits and monitors the controls, including the mathematical models adopted for the continuous monitoring of exposures and possible financial impacts, in addition to curbing the exploration of speculative operations with financial instruments.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2022, since then, there have been no changes.

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on June 30, 2023, and December 31, 2022, are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Assets
Cash and Bank Deposits	154,219	47	-	-	253,066	168,994	-	-
Cash Equivalents	532	132	-	-	52	41	-	-
Financial Investments	4,444	4,815	-	-	460,476	423,418	-	-
Trade Receivables	-	-	-	-	-	-	841,242	887,734
Deposits (a)	-	-	-	-	-	-	1,965,110	2,068,593
Rights from Derivative Transactions	16,769	7,002	-	-	20,858	29,256	-	-
Credits with Related Companies	-	-	7,087,413	7,084,848	-	-	-	-
Other Credits	-	-	66,561	63,875	-	-	274,367	232,633

Liabilities
Loans and Financing (b)	5,701	17,753	11,026,775	10,406,053	5,701	17,753	12,247,026	11,967,138
Leases to Pay	-	-	-	-	-	-	9,664,669	11,206,959
Suppliers	-	-	48,964	41,520	-	-	2,382,354	2,319,954
Suppliers - Forfaiting	-	-	-	-	-	-	19,955	29,941
Derivative Liabilities	-	-	-	-	2,572	536	-	-
Obligations to Related Parties	-	-	137,716	145,434	-	-	-	-
Other Liabilities	-	-	582,240	589,373	-	-	685,388	692,171
(a)	Excludes judicial deposits, as described in Note 10.
(b)	The amounts on June 30, 2023, and December 31, 2022, classified as measured at fair value through income (expense), refer to the embedded derivative linked to the Exchangeable Senior Notes 2024.

In the period ended June 30, 2023, financial instruments were not reclassified.

58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Exchange	Capped call	ESN 2024	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2022	22,255	(536)	-	7,002	(17,753)	-	10,968
Gains (losses) recognized in income (expenses)	(19,950)	111	(1,825)	9,767	10,109	-	(1,788)
Payments during the period	(1,522)	309	2,675	-	1,943	-	3,405
Derivatives assets (liabilities) on June 30, 2023	783	(116)	850	16,769	(5,701)	-	12,585
Derivative assets – Current	3,219	-	850	-	-	-	4,069
Derivative assets – Non-current	-	20	-	16,769	-	-	16,789
Derivative liabilities - Current	(2,436)	(136)	-	-	-	-	(2,572)
Loans and financing	-	-	-	-	(5,701)	-	(5,701)

Changes in the adjustment of equity valuation
Balance on December 31, 2022	-	(290,549)		-	-	(322,804)	(613,353)
Adjustments of hedge accounting of revenue	-	-	-	-	-	76,222	76,222
Net reversal to income (expenses)	-	2,892	-	-	-	86,167	89,059
Balances on June 30, 2023	-	(287,657)	-	-	-	(160,415)	(448,072)

Effects on income (expenses)	(19,950)	(2,781)	(1,825)	9,767	10,109	(162,389)	(167,069)
Revenue	-	-	-	-	-	(90,530)	(90,530)
Financial results	(19,950)	(2,781)	(1,825)	10,212	9,888	-	(4,456)
Monetary and foreign exchange rate variation, net	-	-	-	(445)	221	(71,859)	(72,083)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 – Financial Instruments, equivalent to IFRS 9.

On June 30, 2023, the Company adopts cash flow hedge for the interest rate, aeronautical fuel protection and future revenue in U.S. Dollars.

The schedule to realize the balance of Equity Valuation Adjustments on June 30, 2023, referring to cash flow hedges, is as follows:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest rate	(13,720)	(34,691)	(36,490)	(36,317)	(35,661)	(130,778)	(287,657)
Revenue hedge	(72,818)	(87,597)	-	-	-	-	(160,415)
Total	(86,538)	(122,288)	(36,490)	(36,317)	(35,661)	(130,778)	(448,072)

33.3.	Market Risks

33.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on June 30, 2023 at US$70.64:

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	53.09	(6,337)
Decline in prices/barrel (-10%)	63.70	(4,459)
Increase in prices/barrel (+10%)	77.86	9,291
Increase in prices/barrel (+25%)	88.48	28,835

33.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the interest rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On June 30, 2023, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2023 that were exposed to fluctuations in interest rates, as the scenarios below show.

The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	SOFR rate increase
Reference rates	13.65%	5.09%
Exposure amount (probable scenario) (b)	(738,141)	(404,301)
Remote favorable scenario (-25%)	27,880	5,145
Possible favorable scenario (-10%)	11,152	2,058
Possible adverse scenario (+10%)	(11,152)	(2,058)
Remote adverse scenario (+25%)	(27,880)	(5,145)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and SOFR rates,
(b)	Book balances recorded as of June 30, 2023,

33.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Assets
Cash, Cash Equivalents and Financial Investments	157,718	696	423,530	274,186
Trade Receivables	-	-	139,483	215,113
Deposits	-	-	1,965,110	2,068,593
Derivative Assets	16,769	7,002	20,858	29,256
Total Assets	174,487	7,698	2,548,981	2,587,148

Liabilities
Loans and Financing	(11,032,476)	(10,423,806)	(11,206,235)	(10,797,091)
Leases to Pay	-	-	(9,407,207)	(10,940,049)
Suppliers	(26,077)	(24,569)	(707,792)	(461,134)
Provision for Aircraft and Engine Return	-	-	(2,237,935)	(2,601,195)
Total Liabilities	(11,058,553)	(10,448,375)	(23,559,169)	(24,799,469)

Exchange Rate Exposure Liabilities	(10,884,066)	(10,440,677)	(21,010,188)	(22,212,321)

Commitments Not Recorded in the Statements of Financial Position
Future Obligations Resulting from Firm Aircraft Orders	(19,479,203)	(20,574,804)	(19,479,203)	(20,574,804)
Total	(19,479,203)	(20,574,804)	(19,479,203)	(20,574,804)

Total Exchange Rate Exposure - R$	(30,363,269)	(31,015,481)	(40,489,391)	(42,787,125)
Total Exchange Rate Exposure - US$	(6,300,479)	(5,944,282)	(8,401,683)	(8,200,380)
Exchange Rate (R$/US$)	4.8192	5.2177	4.8192	5.2177

As of June 30, 2023, the Company adopted the closing exchange rate of R$4.8192/US$1,00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of June 30, 2023:

		Effect on income (expenses)
	Exchange rate	Parenty Company	Consolidated
Net liabilities exposed to the risk of appreciation of the U.S. dollar	4.8192	10,884,066	21,010,188
Dollar depreciation (-25%)	3.6144	2,721,017	5,252,547
Dollar depreciation (-10%)	4.3373	1,088,407	2,101,019
Dollar appreciation (+10%)	5.3011	(1,088,407)	(2,101,019)
Dollar appreciation (+25%)	6.0240	(2,721,017)	(5,252,547)

33.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

61

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 and NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on June 30, 2023 and December 31, 2022 are as follows:

	Parent Company
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	177,528	308,095	9,878,847	668,006	11,032,476
Suppliers	48,964	-	-	-	48,964
Obligations to Related Parties	-	-	137,716	-	137,716
Other Liabilities	171,604	137,359	273,276	-	582,239
On June 30, 2023	398,096	445,454	10,289,839	668,006	11,801,395

Loans and Financing	193,864	80,869	9,346,064	803,009	10,423,806
Suppliers	41,520	-	-	-	41,520
Obligations to Related Parties	-	-	145,434	-	145,434
Other Liabilities	188,272	149,340	251,761	-	589,373
On December 31, 2022	423,656	230,209	9,743,259	803,009	11,200,133

62

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	837,901	611,437	10,135,383	668,006	12,252,727
Leases to Pay	1,603,626	141,793	2,254,762	5,664,488	9,664,669
Suppliers	2,258,893	-	123,461	-	2,382,354
Suppliers - Forfaiting	19,955	-	-	-	19,955
Derivative Liabilities	2,572	-	-	-	2,572
Other Liabilities	203,701	137,359	344,327	-	685,387
On June 30, 2023	4,926,648	890,589	12,857,933	6,332,494	25,007,664

Loans and Financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases to Pay	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – Forfaiting	29,941	-	-	-	29,941
Derivative Liabilities	260	259	17	-	536
Other Liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

33.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	June 30, 2023	December 31, 2022
Total Loans and Financing	12,252,727	11,984,891
Total Leases to Pay	9,664,669	11,206,959
(-) Cash and Cash Equivalents	(253,118)	(169,035)
(-) Financial Investments	(460,476)	(423,418)
Net Indebtedness	21,203,802	22,599,397

63

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.	Non-Cash Transactions

	Parent Company
	June 30, 2023	June 30, 2022
Share-Based Compensation (Investments / Capital Reserves)	7,496	9,461
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustments)	165,281	174,620
Loan Settlement through the Issuance of New Debts (Loans)	5,201,886	-
Fair Value Result in Transaction with Parent Company (Loans / Capital Reserve)	401,014	-
Transfer of Treasury Shares	19,472	2,000

	Consolidated
	June 30, 2023	June 30, 2022
Write-Off of Lease Agreements (Other Revenues / Leases Payable)	(7,681)	242
Right of Use of flight equipment (Property, Plant & Equipment / Leases to Pay)	(81,672)	-
Right of Use Non-Aeronautical Assets (Property, Plant & Equipment / Leases to Pay)	15,643	172,900
Leaseback and Additions of Aircraft Leases (Property, Plant & Equipment/Leases)	-	1,852,842
Contractual Leases Renegotiation (Property, Plant & Equipment / Leases to Pay)	-	25,167
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	(7,298)	25,437
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustments)	-	174,620
Deposit in guarantee	54,347	-
Loan Settlement through the Issuance of New Debts (Loans)	5,201,886	-
Fair Value Result in Transaction with Parent Company (Loans / Capital Reserve)	401,014	-
Transfer of Treasury Shares (Treasury shares / Capital reserves)	19,472	2,000

64

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Liabilities from Financing Activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended June 30, 2023 are as follows:

35.1.	Parent Company

			June 30, 2023
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Interest loans and amortization of costs and goodwill	Unrealized Hedge Results	Share-Based Compensation	Fair issue value and transaction costs	Closing Balance
Loans and financing	10,423,806	906,023	(358,377)	(878,935)	650,007	(9,888)	180,579	119,261	11,032,476
Obligations to Related Parties	145,434	5,389	-	(13,107)	-	-	-	-	137,716

			June 30, 2022
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Obligations to Related Parties	6,692	99,729	-	3,652	-	-	-	-	110,073
Share Capital	4,039,112	694	-	-	-	-	-	-	4,039,806
Shares to Issue	3	588	-	-	-	-	-	-	591
Capital Reserve	208,711	946,308	-	-	-	-	9,461	(2,000)	1,162,480

65

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.2.	Consolidated

	June 30, 2023
				Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Transfer of Treasury Shares	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Write-Off of Lease Agreement	Exchange Rate Changes, Net	Interest loans and amortization of costs and goodwill	Unrealized Hedge Results	Fair issue value and transaction costs	Closing Balance
Loans and Financing	11,984,891	710,110	(469,189)	-	-	-	(906,592)	764,492	(9,888)	178,903	12,252,727
Leases to Pay	11,191,289	(1,163,860)	(51,501)	(47,511)	(7,681)	(116,868)	(777,842)	626,079	-	-	9,652,105

	June 30, 2022
				Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Transfer of Treasury Shares	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Write-Off of Lease Agreement	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Closing Balance
Loans and Financing	11,900,030	(166,443)	(456,927)	-	-	-	(667,566)	527,671	(119,585)	-	11,017,180
Leases to Pay	10,762,984	(1,141,932)	(19,361)	-	2,106,782	2,316	(686,941)	587,768	-	-	11,611,616
Share Capital	4,039,112	694	-	-	-	-	-	-	-	-	4,039,806
Shares to Issue	3	588	-	-	-	-	-	-	-	-	591
Capital Reserve	208,711	946,308	-	(2,000)	-	-	-			9,461	1,162,480

66

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
36.	Subsequent Events

36.1.	ESN 2024 Repurchase and Cancellation

In July, 2023, US$25,829 face value of Exchangeable Senior Notes 2024 were repurchased and cancelled by the Company, and the remaining outstanding amount of ESN 2024 is US$42,137.

67

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer